March 22, 2022

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Treasure Global Inc.

Draft Registration Statement on Form S-1

Submitted on January 26, 2022

CIK No. 0001905956

Dear Staff:

On behalf of Treasure Global Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in its letter dated as of February 22, 2022 with respect to the Company’s Draft Registration Statement on Form S-1 filed with the SEC by the Company on January 26, 2022 (“DRS”). For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses.

Draft Registration Statement on Form S-1 Submitted on January 26, 2022

Cover Page

1.	Please revise the cover page to clarify if the company will be considered a controlled company after the offering.

The Company has revised the cover page of the prospectus to state that it will not be a controlled company after the offering.

Prospectus Summary

Reward Points, page 4

2.	Please tell us, and revise to the extent applicable, if your "reward points" disclosed here are synonymous with your "loyalty points" described in your loyalty program disclosure on page 48 and elsewhere within the filing.

The Company has revised the DRS to change all references to “loyalty points” to “reward points” as they are synonymous.

Risk Factors, page 19

3.	We note that the common stock will be issued upon the listing of your common stock on Nasdaq as a result of the automatic conversion of your Convertible Notes. Please revise to discuss the risk of dilution upon conversion of the convertible notes discussed throughout your registration statement.

The Convertible Notes automatically convert into 1,403,083 shares of our common stock upon the listing of our common stock on the Nasdaq Capital Market, however all of the Convertible Notes, other than the Space Capital Notes, which have a conversion price equal to $4.00 and are convertible into 530,900 shares of our common stock, have a conversion price equal to $6.90 per share. Since the Space Capital Notes represent approximately 38% of the shares underlying the Convertible Notes, the average conversion price of the Convertible Notes is approximately $5.80. Since the Company does not know at this time whether or not the offering price of its shares will be above or below $5.80, the Company does not know whether or not the conversion of the Convertible Notes will have a dilutive effect on the book value of the Company’s shares at the time of the initial public offering. With respect to the dilutive effect on the voting power of the shares offered in the initial public offering, the Company does not consider this a risk factor. Since the conversion is automatic it is a transaction term that will occur and has been disclosed under “Prospectus Summary—Financings” on pages 12 to 14, in footnote 1 in the Prospectus Summary,” on page 18, under “Capitalization” on page 42 and footnote 1 on page 43, under “Principal Stockholders” on page 84, under “Description of Securities—Convertible Notes” on page 86 and under Item 15 of Part II of the Registration Statement, the Company believes that the issuance of these shares upon listing is a fact just like the number of shares that are outstanding prior to the offering and does not necessitate a separate risk factor for dilution of voting power. If the offering price is materially above the aversion conversion price of the Convertible Notes, the Company will include in its risk factor entitled “If you purchase shares of common stock in this offering, you will incur immediate and substantial dilution in the book value of your common shares of common stock” on page 35 a discussion about the dilutive effect of the conversion of the Convertible Notes.

Use of Proceeds, page 41

4.	We note that you currently intend to use the net proceeds from this offering for working capital, "including, but not limited to acquisitions, marketing, hiring and IT development and general corporate purposes." Revise to specifically discuss in greater detail the uses of net proceeds from this offering. As applicable, state the approximate amount of proceeds to be used for each identified use of proceeds. Please also tell us whether you have identified any particular business to acquire or otherwise entered into preliminary negotiations with potential acquisition targets.

The Company has revised the “Use of Proceeds” section of the DRS so that the approximate amounts that will be used for acquisitions, marketing, hiring, IT development and working capital and general corporate purposes is itemized separately. A statement that “[t]he Company has not yet identified nor entered into preliminary negotiations with any specific acquisition target” has been included by the Company in the “Use of Proceeds” section of the DRS.

Capitalization, page 42

5.	Please revise your Capitalization table to provide separate columns for your 'Pro Forma' and 'Pro Forma as Adjusted' adjustments.

The Company has revised the Capitalization table in the “Capitalization section as requested by the Staff.

Management's Discussion and Analysis Key Operating Metrics, page 47

6.	Please tell us how the number of "active users" are less than the number of "new registered users" for the three months ended September 30, 2020 and December 31, 2020.

An active user is defined as a registered user who logs in to the ZCITY App at least once during the quarter. Registered users may sign up for the ZCITY app with limited knowledge about the Company’s offers and do not further explore the app. Furthermore, during the first two quarters of the financial year to June 30, 2021, the number of active users increased significantly as the Company was seeking to enhance user engagement via promotional campaigns and branding

7.	Please balance your discussion of your registered and active user growth with discussion regarding your churn of active users. Specifically, we note the large increases to your number of new registered users without corresponding increases to the number of active users.

The Company has revised the section “Management’s Discussion and Analysis—Key Operating Metrics” of the DRS/A to include a chart that describes the retention rate of active users on a quarterly basis and a discussion of the cause for variance in rates of growth for registered users and active users.

Results of Operation

For the years ended June 30, 2021 and 2020 Revenue Product and loyalty program revenue, page 48

8.	Please tell us the following in regard to your Product and Loyalty Revenue Program:

•	Your initial accounting treatment of reward or loyalty points that are issued to users for the differing methods of participation referenced on page 4.

Initially, the Company does not make any accounting entries when reward points (“RP”) were issued to users for the following methods of participation on the ZCity App: a) RP for registration as a new user; b) RP for referral of a new user; and c) Spin & Win eligibility to receive RP. We had determined that RP issued for those reasons were marketing or promotional efforts to gain future contracts with users, and did not represent any commitment from the users because the users do not enter into enforceable contract with the Company. We did initially recognize in our accounting entries a) the conversion of Malaysian ringgit spent into RP and b) 50% RP of every referral user paid amount as a result of the referral as a reduction of revenue transaction price and allocated the transaction price to the product and the RP on a relative standalone selling price basis in accordance with ASC 606-10-55-44.

•	Your subsequent accounting treatment for the recognition of reward or loyalty points upon redemption or expiration.

The Company subsequently recognizes the unrecognized RP earned without contractual commitment at the time of redemption as selling expenses and product revenue. We subsequently applied the RP earned as part of a spending transaction by reducing contract liability and recognizing product revenue as part of the revenue transaction price at the time of redemption from the user.

•	Total revenue relating to the expiration of reward points.

Total revenue relating to the expiration of reward points amounted to $0 for the year ended June 30, 2021 as our current reward programs do not have any expiration dates.

•	Total revenue that specifically relates to reward points earned not as part of a spending transaction.

Total revenue that specifically relates to reward points earned not as part of a spending transactions and redeemed by the users amounted to $369,797 for the year ended June 30, 2021.

•	Breakage estimate for reward or loyalty points, and specifically for reward or loyalty points issued as new user sign-up bonuses.

The breakage estimate for RP are all related to RP earned as part of a spending transaction and this amount was $102,858 for the year ended June 30, 2021. We recognized revenue for the reward points of $90,484 for the year ended June 30, 2021 with foreign currency translation effect of $67 and resulted in $12,307 of contract liability as of June 30, 2021. We determined that no contract arises when the Company issued RP to new users as sign-up bonus and we only recognized the transaction price at the time of redemption. As a result, our breakage estimates for reward points did not include any consideration issued as new user sign-up bonuses.

Management's Discussion and Analysis of Financial Condition and Results of Operation Liquidity and Capital Resources, page 51

9.	Please clearly state how long you can satisfy your cash requirements based upon cash on hand and revenues from operations and explain whether you will have to raise additional funds in the next twelve months. Please also include a reasonably detailed discussion of your ability to continue in existence as a going concern and your ability or inability to generate sufficient cash to support your operations during the next twelve months. Please refer to Item 303(a)(1) of Regulation S-K.

The Company has revised the “Management’s Discussion and Analysis section of the DRS on page 51 to include the requested discussions about the Company’s cash on hand, its ability to continue as a going concern and its ability to generate sufficient cash in the next twelve months.

About the ZCITY App, page 64

10.	Your chart on page 64 shows that you offer a Buy Now and Pay Later function. In an appropriate place in your disclosure, please provide more details of this function. For example, who is providing this credit, who is processing the request for this credit service and who is taking the related credit risk of default. If this service is not available, please clearly disclose that it is not available and if this also true for any other App functions listed, please disclose that as well.

The Company has revised the DRS to provide the requested disclosure on page 64 of the DRS/A.

11.	On page 65 you list some of your key business partnerships by category. We also note your discussion on page 73 of your strategic partners, with some of whom you have contracts. If you have material agreements with your key business partners or strategic partners, please describe the material terms of those agreements and consider whether they are a material contract that should be filed as an exhibit. In this regard, please tell us if you have their permission to use their corporate trademarks in your filing.

The Company has revised the disclosure on page 65 of the DRS/A to describe its material partnership agreements and filed each contract as an exhibit to the DRS/A. Most of these agreements provide the Company with permission to use the contract partner’s trademarks. With respect to the partners that the Company does not have contractual rights to the use of their trademarks, the Company believes that the use of their trademarks by the Company in the DRS/A is permitted under the fair use exception to trademark infringement because it is only using them to convey the fact that a contractual relationship exists such entities and the Company and does not suggest an endorsement of the ZCity App by these entities.

Competitive Outlook, page 73

12.	We note your chart on page 73. Please disclose the source of the information that relates to your competitors.

The Company has modified the to include the source of the information in the image on disclosure on page 74 of the DRS/A.

Intellectual Property Matters, page 73

13.	We note your disclosure that "[i]t is not the intent of this prospectus to delineate each and every trademarkable matter of ours owned through GEM." Please revise to describe all material patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts, including duration. Refer to Item 101(h)(4)(vii) of Regulation S-K.

The Company has modified the disclosure on page 74 of the DRS/A to include the requested disclosure.

Financial Statements

Notes to Consolidated Financial Statements

Note 1 - Nature of business and organization

Loyalty Program, page F-11

14.	Please clarify for us if you are determined to be the accounting principal or agent when customers make purchases through your loyalty program. Please support your conclusion with your analysis, citing the appropriate guidance where applicable. Refer to ASC 606- 10-55-36 through 40.

The Company is determined to be the accounting principal when customers make purchases through our loyalty program. The Company has revised its disclosure on Page F-11 to include ASC 606 under the captions “Product Revenues”.

Disaggregated information of revenues..., page F-13

15.	Please tell us your consideration of disaggregating revenues between 'product revenue' and 'loyalty program revenue.' These revenue streams, in aggregate, account for greater than 99% of your 2021 total revenue, and appear to reflect differing types of goods and/or services. Refer to ASC 606-10-50-5 and ASC 606-10-55-89 through 91.

The Company has revised its disclosure on page F-13 to disaggregate loyalty program revenue from product revenue and to disaggregate gift card or “E-voucher” revenues and computer product revenues. The Company does not have any other type of goods and/or services other than the products/services listed in the revised disaggregated information of revenue table on page F-13.

General

16.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

To date, neither the Company nor anyone on its behalf have distributed written communications as defined in Rule 405 under the Securities Act (“Written Communications”) to any potential investors in its initial public offering. The Company undertakes to submit to the Staff, for its review, supplemental copies of all Written Communications it expects to distribute to potential investors in its initial public offering.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at (646) 876-0618.

Sincerely,

Jeffrey P. Wofford

Carmel, Milazzo & Feil LLP